
BUILDING THE FUTURE OF
AMERICAN MANUFACTURING

PITCH VIDEO INVESTOR PANEL

INVEST IN **BUTTONSMITH INC.**

🏆 Software bringing American factories into the 21st century

LEAD INVESTOR

Sara Robinson

Buttonsmith is an established business that's already proven all the pieces of its model -- a rarity in the startup world. They're a real company with a solid history of real products, real customers, and real profits -- and a real plan for growth. Their approach integrates the latest in IT, design, manufacturing, and delivery to build a limitless range of products at high speed and low cost, with a high degree of customer control and very little waste. The past 18 months have shown the strength of their process, enabling them to pivot on a dime and keep thriving in one of the most uncertain eras in recent history. COVID also revealed deep weaknesses in the US manufacturing sector -- weaknesses for which the Buttonsmith model appears to offer essential solutions. Investment in this round will enable the company to scale up to the next level, applying their innovative process to more products, in the service of an even larger pool of customers. In the short run, we're investing because we see Buttonsmith as a low-risk investment. In the long run, we recognize its potential to become an early mover leading America towards a much-needed manufacturing renaissance. We invite you to join us in voting your values with your investment dollars, and helping Buttonsmith create something truly new and revolutionary in the empty space where America's manufacturing dominance once stood.

Invested $100,000 this round

buttonsmith.com Carnation WA

Software Technology Infrastructure Saas Manufacturing

Highlights

1. 🚀 $11.3M+ in cumulative revenue & PROFITABLE!
2. 🔥 World-class team from Microsoft, IBM & Xerox with $250M+ exit to Amazon
3. 📈 580,000+ customers across 50 states
4. 💥 Average customer rating 4.9 out of 5 stars
5. 🎯 Channel partners include Amazon, Shopify, Etsy, and eBay
6. 💸 Positioned to disrupt the smart manufacturing market — slated to surpass $384BN
7. 📰 Featured in Fast Company, Forbes, People, NowThis, Business Insider & more
8. 🥾 Bootstrapped, until now...

8. 🥾 Bootstrapped, until now...

Our Team



Darcy Burner CEO

Harvard BA, Computer Science & Economics. MBA. Lead Project Manager at .NET, Microsoft's global open source software platform. Recovering politician with appearances in CNN, C-Span, MSNBC, Fox, New York Times, WSJ. All around geek.

> Manufacturing is wrought with challenges, yet incredibly important to our nation. I couldn't be more excited to bring innovation to an industry that has hardly advanced in the past century. The Buttonsmith Operating System for smart manufacturing will revolutionize the way products are made and delivered to customers from coast to coast.



Jonathan Shapiro President



Jonathan Shapiro President

Stanford MS, University of Pennsylvania PhD. $50M+ exit to Fujitsu as co-founder of semiconductor company. Former Computer Science professor & Co-founder, Johns Hopkins Information Security Institute. IBM researcher & Microsoft software architect.



Michael Burner CTO

Harvard College dropout. VP of Development at Alexa Internet; led Alexa Assistant development, acquired for $250M+ by Amazon. Built the Wayback Machine and Internet Archive. Software at Microsoft & Harvard Institute for Social Research. US Army.



Sarah DeNike Chief of Staff / VP of Marketing

Data Analytics, MS. 20+ years of marketing experience & Founder of marketing communications consulting firm serving clients across the US. Forces her children and dogs to model products.



Katherine Fugitt Director of Design

Industrial Engineering BS, Psychology MA (Cognitive & Human Factors). 20+ years of experience in Product & Packaging Design, Industrial & Process Design, Graphic Design, Instructional Design, and UI/UX Design.



Henry Burner Founder

Economics BA at University of Washington in progress. Founded a multi-million dollar company (Buttonsmith) at 10 years old. Forbes 30 Under 30.

Why Buttonsmith?

Buttonsmith is revitalizing American manufacturing for the 21st century. Our proprietary software-driven manufacturing process allows manufacturers to make exactly what consumers want on-demand, with essentially no waste, AND without having to ship products halfway around the world.


Manufacturing is broken





1. Manufacturing waste worldwide accounts for **$8 trillion** annually
2. Overseas production is **slower** & **more expensive** than ever
3. **Empty shelves** in warehouses & stores are the new normal

Despite how inefficient manufacturing is - wasting trillions of dollars every year - it is critical to the US economy. It contributes $2 trillion annually to the US GDP and employs 8% of the US workforce.

Current manufacturing processes are inflexible and are unable to adapt quickly to changes in demand. COVID-19, for instance, made it abundantly clear that adaptable manufacturing is a necessity in today's dynamic world. The status quo of manufacturing is failing.

Buttonsmith is the operating system for smart manufacturing

Now manufacturing can be flexible and efficient.



Using the power of software and computing, the Buttonsmith Operating System marries the efficiency of the assembly line with the personal touch and connection of the artisan craftsperson - in a format that is profoundly scalable. For the first time in human history, it's possible for nearly every manufactured item to be made exactly how the customer wants it, when they want it.

And it's working... in a big way!

$11.3M	4.9/5	580,000
CUMULATIVE REVENUE	AVERAGE CUSTOMER RATING	CUSTOMERS

We bootstrapped our beta factory to build the Buttonsmith Operating System for smart manufacturing and proved that our software can power smart factories.

And it's working immensely well for us. We've generated more than $11.3 million in cumulative revenue, our 580,000 happy customers love us, and they've rated us 4.9/5.0 across all major eCommerce channels.

Our beta factory started with just 232 SKUs and Buttonsmith Operating System enabled us to scale to more than 10,000 SKUs, all while cutting out wasteful inefficiencies.

Our production capabilities

are skyrocketing


NUMBER OF PRODUCTS
10000
7500
5000
2500
0
2018
2019
2020
2021
2022

Buttonsmith products are sold by the largest retailers on Earth

amazon shopify Etsy ebay

handshake FAIRE RANGEme


CHANNEL GROWTH
10
8
6
4
2


0
2018
2019
2020
2021
2022

We’re optimizing US factories for 21st century consumers

Fast delivery
A national network of local factories guarantees products reach consumers quickly and efficiently

Wide selection
On-demand production ensures consumers get what they want, when they want it

Sustainability
Worker-friendly, environmentally-friendly, and community-friendly conditions


Thank you!
Purchase was successful

As we continue to invest in our software, we’re seeing monumental returns. In 2019, 2020 and 2021, our revenue was $8M+. The global pandemic did not stop us. Rather, it proved that our software is paramount to revitalizing American manufacturing. We were able to shift our production from customized products to masks overnight. When the first masks from China touched American soil, Buttonsmith was already on our 3rd iteration of masks based on real-time customer feedback after 100,000+ had reached American homes.

Our pioneering software, industrial design practices, and manufacturing processes can be applied to millions of products and the manufacturing equipment required to make them. While we bootstrapped with equipment we could access, we are now ready to bring our software to factories across the country.

Our proprietary software can power smart factories nationwide

power smart factories nationwide

Our software significantly improves manufacturing processes while saving a noteworthy amount of time during production.

With the Buttonsmith Operating System, factories:

- Take orders onto the production floor in an average of 5 seconds
- Fulfill orders in just over 3 minute
- Deliver orders to shipping partners in 8 minutes


Order Manager
Order Summary
Unshipped Orders: 7
Last Updated: 2:10 PM
Update
Product Configuration
Order Navigation
Show: All Orders
Waiting to be Printed
Needs Editor Attention
Find OrderID:
Showing Order
1 of 7
Current Order
Order ID: 6608
Contact Email: janesmith@gmail.com
Shipping Service: Standard Shipping
Ship By: 1/27/22
Buyer Name: Jane Smith
Shipping Address: 1234 1st Ave.
Carnation, WA 98014
US
Go to Order
Contact Customer
Print Packing List
Size: M-Wide
Item Navigation
Showing Item
1 of 1
Current Item
Item Status: Printed
SKU: DC-VanGogh-Sunflowers-M100
Quantity: 1
Alert: Available for printing: use OPC
Editor Notes:
Open Edited File
View Detail Page
Process Order
Generate Files
Save to Archive
Print Product
Print UPC Sticker

How the Buttonsmith Operating System works:

The Makinator:

- Extracts information from order channels
- Translates order to machine-ready files
- Automates hand-off to partner factories
- Updates order status as item manufactured

The Productinator:

- Creates and defines products on different sales channels

- Determines how to configure products

The Pictinator:

- Virtual photography software that generates life-like images
- Eliminates the need to manufacture and photograph sample products


UNITED STATES PATENT AND TRADEMARK OFFICE
DEPARTMENT OF COMMERCE
1
patent issued
3
pending
12
pipeline

Traditional manufacturing timelines are a thing of the past

Our process reduces time to market for new products from months to merely minutes. On-demand production reduces the amount of inventory that manufacturers have to carry, and because they can send things directly to the customers, we can eliminate the upcharges that happen along the distribution chain. All of that adds up to doing things more efficiently.


OVERSEAS MANUFACTURING
Day 1
10 AM order received
Day 5
Pricing & specs are finalized
Day 8
Proof is approved
Day 10
Production begins
Day 22
Order ships
THE BUTTONSMITH SYSTEM
Day 1
10 AM order received
3 PM order ships
Day 3
Order received by customer

Day 60-90 Order received by customer

Our world-class team has built companies to $250M+ exits

We've invented **revolutionary** technology including the first Alexa, acquired by Amazon



Our leadership team has a long history of solving challenging technical problems and building industry-creating software solutions. We're leveraging everything we've learned from driving digital innovation at companies like Microsoft, IBM, AT&T Bell Labs, and Xerox to revolutionize the manufacturing industry.

Microsoft IBM Penn University of Pennsylvania

Harvard University Johns Hopkins University

AT&T Bell Laboratories xerox Stanford University



Darcy Burner
CEO

Harvard BA, Computer Science & Economics. MBA. Lead Project Manager at .NET, Microsoft's global open source software platform. Recovering politician with appearances in CNN, C-Span,



Jonathan Shapiro
President

Stanford MS, University of Pennsylvania PhD. $50M+ exit to Fujitsu as co-founder of semiconductor company. Former Computer Science professor & Co-founder, Johns



Michael Burner
CTO

Harvard College dropout. VP of Development at Alexa Internet; led development of Alexa Assistant, acquired for $250M+ by Amazon. Built the Wayback Machine and Internet

MSNBC, Fox, New York Times, WSJ. All around geek.

Hopkins Information Security Institute. IBM researcher & Microsoft software architect.

Archive. Software at Microsoft & Harvard Institute for Social Research. United States Army.



Sarah DeNike
Chief of Staff
Data Analytics, MS. 20+ years of marketing experience & founder of a marketing communications consulting firm. Forces her children and dogs to model products.
Katherine Fuggit
DIrector of Design
Industrial Engineering BS, Psychology MA (Cognitive & Human Factors). 20+ years of experience in Product & Packaging Design, Industrial & Process Design, Graphic Design, Instructional Design, and UI/UX Design.
Henry Burner
Founder
Economics BA at University of Washington in progress. Founded a multi-million dollar company (Buttonsmith) when he was 10 years old. Forbes 30 Under 30.

We've been featured in...

People FAST COMPANY Forbes

Forbes 30 UNDER 30 CLASS OF 2018 GOOD HOUSEKEEPING NOW THIS BUSINESS INSIDER

POPSUGAR. USA TODAY TODAY

Our origin story is a truly unique one

What started as 10-year-old Henry Burner's school project turned into an online business that quickly grew, making Buttonsmith a multi-million dollar business with a novel vision.

FAST COMPANY LOGIN

This 10-Year-Old's $2 Million Amazon Business Is Leaving Competitors In The Dust

His small family business leverages software, hardware, and geography to stay ahead of Chinese competitors.


JUKI
JUKI

1/12 A fancy programmable sewing machine. [Photo: Glenn Fleishman]

Henry's mother, Darcy Burner, helped Henry grow the company at home and eventually took on the role of CEO to run the day-to-day operations of the company.

Now Buttonsmith not only makes things, but we're a software company at our core, focused on optimizing American manufacturing.

The smart manufacturing market is growing ASTRONOMICALLY

We're in the right place at the right time. Global smart manufacturing is a massive market expected to reach $384B by 2025 with a 12.4% CAGR.


The smart manufacturing market


$384 BILLION BY 2025


SMART
MANUFACTURING
12.4% CAGR
GLOBAL SMART MANUFACTURING (USD BN)
384.8
214.7
2018
2019
2020
2021
2022
2023
2024
2025
Markets&markets Research Private

We have plans in place to scale the Buttonsmith Operating System nationwide


Current partners
Pipeline partners

Now that we've proven the Buttonsmith Operating Systems can modernize

manufacturing, we are transforming our revenue model in preparation to massively scale with healthy, software margins.

Our initial efforts included in-house manufacturing, which is capital intensive — we utilize raw materials to create products. Revenue is generated through sales via eCommerce and wholesale channels.


FOOTPRINT
BUSINESS MODEL
REVENUE MODEL
EXISTING
The Beta Factory
Manufacturing
eCommerce
NEW
The Factory Network
x 9
Manufacturing & Software
eCommerce & Direct-to-Consumer & Wholesale
Transaction fee per / use
FUTURE
The Factory Platform
x 100
Software
eCommerce & Direct-to-Consumer & Wholesale
Transaction fee per / use

Our in-house beta factoy allows us to test our solutions and our nine partner factories in different parts of the United States have already been receiving orders processed through the Buttonsmith Operating System and shipping those orders to customers.

Our new transaction fee business model will fuel revenue growth

As we scale our software to more manufacturers across the nation, our Operating

System for smart factories will generate the majority of our revenue, transitioning into a software company, Buttonsmith will receive a transaction fee every time a manufacturer uses our software platform to fill an order for their customers on-demand.

Our software connects purchasers of products and manufacturers who make products. Every time we facilitate one of those transactions, both we and our partner manufacturer make money. We believe that this model will be significantly straightforward to scale.

The Buttonsmith model unlocks powerful network effects and organic growth loops



Adapt product mix to demand
Lower inventory risk
Manufacturer
More manufacturers means more selection
Selection
More selection creates incentives for more channels to participate
Buttonsmith Flywheel
Purchases
More purchases create greater incentives for manufacturers to participate
Channels/Listings
More channels and product listings lead to more purchases by customers

We're not slowing down and NOW is the time to invest!

In 2019, 2020, and 2021, our revenue was $8M+. We'll more than double revenue this year as we scale our proprietary manufacturing operating system nationally.


We're on track to generate $100M in revenue per annum in 5 years
100 factories by 2026
$8M
$16M
$39M
$68M
$103M
REVENUE
2022
2023
2024
2025
2026
$103M
2026 revenue
123%
Average annual growth
NOTE: Forward-looking projections cannot be guaranteed.

Our investment philosophy

Here at Buttonsmith, we believe companies should only raise money if they are firmly committed to delivering a return for their investors. We've bootstrapped our company all the way to $11M+ in revenue to prove that our manufacturing Operating System can make an impact on the smart manufacturing market. And it does in a big way. So our goal is to scale our software company and make sure this is a win for all of our investors. We can't predict the future, but our leadership team will work with resilience and passion to get you the best return on your investment. Plus, our team has the track record to prove that.

*Forward-looking projections cannot be guaranteed

With the capital raised, we'll roll out the Buttonsmith Operating System to 100 factories nationally by investing in: (1) software and engineering; (2) sales and marketing, and (3) automation & robotics.

We can't wait to have you along for the ride.


BUILDING THE FUTURE OF
AMERICAN MANUFACTURING
BUTTONSMITH INC.

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